FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005

                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on May 9, 2005 announcing the Company's earnings for the first quarter of 2005 and the declaration of a dividend for the 14-day period ending March 31, 2005.

Exhibit 1

DIANA SHIPPING INC. TAKES DELIVERY OF PANAMAX NEWBUILDING BULK CARRIER

Athens, Greece, May 9, 2005 -

Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, announced that it has taken delivery today of its latest newbuilding Panamax bulk carrier, the Clio, at Shanghai, China. The Clio is a Panamax dry bulk carrier of 73,691 dwt. With the delivery of the Clio, Diana Shipping Inc. has increased its fleet to ten vessels (nine Panamax and one Capesize).

Mr. Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc., commented, "The delivery of the Clio will expand our capacity to participate in the long-term growth of the global dry bulk shipping market, and demonstrates our commitment to enhance shareholder value through the prudent expansion of our fleet."

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. completed its initial public offering of common stock on March 23, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Diana Shipping Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Diana Shipping Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Diana Shipping Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Diana Shipping Inc. with the US Securities and Exchange Commission.

                                      # # #

Contacts: Diana Shipping Services S.A.
          Manager for
          Diana Shipping Inc.
          Pendelis 16
          175 64 Palaio Faliro
          Athens, Greece
          Tel: (30) 210 947-0100
          E-mail: investors@dianashippinginc.com
          Web-site: www.dianashippinginc.com

          Mr. Konstantinos Koutsomitopoulos
          Chief Financial Officer
          Diana Shipping Inc.
          Tel: (30) 210 947-0100

          Mr. Simeon Palios
          Chairman & CEO
          Diana Shipping Inc.
          Tel: (30) 210 947-0100

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated: May 10, 2005                       By: /s/ Anastassis Margaronis
                                              -------------------------
                                              Anastassis Margaronis
                                              President

23159.0002 #570478